FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:        "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:      Director

Dated: November 30, 2005

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

SEPTEMBER 30, 2005

1.  NOTICE TO READER

2.  STATEMENT OF EARNINGS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

NOTICE TO READER

We have compiled the balance sheet of ACREX Ventures Ltd. as at September 30, 2005 and the statements of earnings and deficit and cash flows for the period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

“Bedford Curry & Co.”

Vancouver, British Columbia, Canada

November 4, 2005

CHARTERED ACCOUNTANTS

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - Prepared by management

                                                                                                                Three months ended September 30,                                                Nine months ended September 30,

                     2005                                          2004                                                   2005                                          2004

EXPENSES

Management fees

$

34,500                                       34,500

$

103,500

103,500

Legal

  6,963                                        15,806

  47,435

  34,219

Directors fees - stock-based compensation

45,986                                                 -

                  45,986

                           -

Promotion and travel

17,317                                          3,162

  32,120

  23,363

Consulting

26,879                                                 -

                  27,279

                    9,000

Office and general

  8,377                                           5,170

  25,765

  35,709

Investor relations

       32

                5,904

                   19,990

                  11,504

Advertising

  2,621                                           9,092

  19,536

   35,782

Filing fees

           -                                          11,650

                   18,679

                   16,650

Accounting

  2,500                                           2,300

   15,130

   16,925

Transfer agent fees

  3,660                                           1,141

     8,151

     5,343

Rent

  1,280                                           2,670

     6,620

     9,750

Insurance

     738                                                  -

                     1,363

                            -

                                                                                                            150,853                                          91,395                                                 371,554                                 301,745

Loss before other items                                                                (150,853)                                       (91,395)                                              (371,554)                               (301,745)

OTHER ITEMS

Gain on sale of mineral property                                                      94,999                                          12,049                                                  94,999

   12,049

Interest income

 2,799                                            2,734

    5,914

   10,001

Write-down of marketable securities

          -

                        -

                   (6,750)

                (12,750)

Loss on termination of mineral property option                        (96,633)                                                    -

                (96,633)

                            -

1,165                                            14,783                                                 (2,470)                                       9,300

Loss before income taxes                                                            (149,688)                                          (76,612)                                            (374,024)                                (292,445)

Future income tax recovery

          -

                         -

                    22,263

                   (1,866)

Income taxes

          -

                         -

                     (3,125)

                             -

NET LOSS                                                                                     (149,688)                                          (76,612)                                             (354,886)                               (294,311)

Deficit, beginning of period                                                      (3,986,888)                                     (3,590,042)                                         (3,781,690)                             (3,372,343)

DEFICIT, end of period

$              (4,136,576)                                     (3,666,654)

$          (4,136,576)                             (3,666,654)

LOSS PER SHARE - BASIC

$

 (0.01)                                               (0.01)

$

       (0.02)                                      (0.02)

WEIGHTED AVERAGE

NUMBER OF SHARES OUTSTANDING                              19,452,404                                      13,167,616                                          16,790,769                              13,167,616

ACREX Ventures Ltd.

BALANCE SHEET

Unaudited - Prepared by management

                                                                                                                                                                   September 30,                        December 31,

           2005                                          2004

ASSETS

Current

Cash and short-term investments

$                    419,529

229,231

Marketable securities

39,750

  16,500

Other receivables

12,465

  16,230

Prepaid expenses and deposits

  6,902

           -

                                                                                                                                                                             478,646                                     261,961

Due from joint venture                                                                                                                                                  -

                   14,672

Mineral properties [Note 2]                                                                                                                         1,146,683                                  1,039,672

$                  1,625,329                                  1,316,305

LIABILITIES

Current

Accounts payable

$                       14,424

   54,712

SHAREHOLDERS' EQUITY

Share capital [Note 3]                                                                                                                                   5,551,706

            4,931,283

Contributed surplus [Note 4]                                                                                                                          195,775

               112,000

Deficit                                                                                                                                                             (4,136,576)

          (3,781,690)

                                                                                                                                                                           1,610,905                                  1,261,593

$                  1,625,329                                   1,316,305

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"

"CARL R. JONSSON"

Director

Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited - Prepared by management

                                                                                                                    Three months ended September 30,                                              Nine months ended September 30,

                         2005                                          2004                                                   2005                                  2004

OPERATIONS

Net loss

$

(149,688)                                     (76,612)

$

(354,886)                             (294,311)

Less items not involving cash:

Loss on termination

of mineral property option

     96,633

  -

                      96,633

                            -

Stock-based compensation

     45,986

  -

                      52,262

                            -

Write-down of marketable securities

                -

                           -

                         6,750

                   12,750

Future income tax recovery

                -

                           -

                     (22,263)

                            -

Gain on sale of mineral property

  (94,999)                                      (12,049)

    (94,999)

 (12,049)

(102,068)                                      (88,661)                                             (316,503)                            (293,610)

Changes in non-cash working capital balances:

Decrease (increase) in other receivables

        5,647                                     (11,248)                                                     3,765

    26,561

Decrease (increase) in prepaid expenses

        7,376

   -

                       (6,902)

                             -

Increase (decrease) in accounts payable

   (40,975)                                        12,306

     (40,289)

  (68,047)

(130,020)                                      (87,603)                                              (359,929)                            (335,096)

FINANCING

Shares issued for cash

                -

                            -

                       660,199

                              -

INVESTING

Purchase of marketable securities

                 -

                             -

                                   -

                     (6,659)

Mineral properties:

Proceeds on sale of mineral property

     65,000                                           5,000

        65,000

       5,000

Option payments

     (5,000)

    -

                      (10,000)

                              -

Exploration expenditures

   (70,814)                                    (107,751)

    (164,972)                           (437,384)

   (10,814)                                    (102,751)                                               (109,972)                           (439,043)

Increase (decrease) in cash

 (140,834)                                    (190,354)                                                 190,298                           (774,139)

Cash, beginning of period

    560,363                                      451,228

       229,231

1,035,013

CASH, end of period

$

    419,529                                      260,874

$

       419,529

   260,874

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005

Unaudited - Prepared by management

1.  NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for the Company's annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  MINERAL PROPERTIES

                                                                                                                                                                                                    Spanish

Michaud                         Referendum

Mountain                                    Total

Acquisition costs

Balance, beginning of period

$

25,000                                    -

-

25,000

Acquisition fees

          -

13,500

10,500                                       24,000

Less: termination of

mineral property option

          -                           (13,500)

           -

              (13,500)

Balance, end of period

25,000                                     -                                                 10,500                                       35,500

Exploration costs

Balance, beginning of period

$                  1,029,344                                     -                                                          -

                       1,029,344

Expenditures for period

Drilling                                                                                                52,207                            47,771                                                         -

                            99,978

Consulting

  7,019                             19,491                                                 1,082

                            27,592

Surveying and linecutting

  5,783                               5,553                                                  4,336

                            15,672

Assays

  5,504                               4,062                                                  1,756

                            11,322

Support

  1,681                                    88

    242

   2,011

Other

          -

   6,168

     2,229

   8,397

Less: termination of

mineral property option

          -                            (83,133)

            -

              (83,133)

Balance, end of period                                                                1,101,538                                      -                                                  9,645                                  1,111,183

                                                                               $                1,126,538                                      -                                                20,145                                   1,146,683

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 (the "Agreement") with Moneta Porcupine Mines Inc. ("Moneta"), the Company acquired an option to earn interests in 56 mineral claims in the Michaud Township, Ontario, Canada (the "Property").  The Property is divided into two areas.

Pursuant to the Agreement the Company could have earned a 60% interest in the first area by expending a minimum of $1,000,000 on exploration of the area by May 15, 2005 and completing a bankable feasibility study on the area by May 15, 2007.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005

Unaudited - Prepared by management

2.  MINERAL PROPERTIES (continued)

The Company was required to give notice to Moneta by December 31, 2004 of its intention to conduct further exploration on this area. The notice was not provided and as a result the Company lost all of its rights to earn any interest in the first area.

During 2004 the Company fulfilled the requirements to earn a 50% interest in the second area by spending $1,000,000 on the property.  On November 26, 2004, the Company entered into a Joint Venture Agreement ("JV Agreement") with Moneta to engage in the exploration, development and mining of the second area.  Pursuant to the JV Agreement, expenditures in excess of $1,000,000 are credited towards joint venture expenditures.  The JV Agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.

Spanish Mountain Claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

Acrex may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

         Cash

                        Share

Due Date

         Payment

                        Issuance

July 25, 2005 (completed)

$

  5,000

                50,000

April 25, 2006

  5,000

                         -

July 25, 2006

10,000

50,000

July 25, 2007

20,000

50,000

July 25, 2008

20,000

50,000

July 25, 2009

40,000

         -

$               100,000                                  200,000

Raglan Ungava claims, Quebec, Canada - On May 12, 2003 the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

In 2003 the Company granted Resolve Ventures Inc. ("Resolve") an option to acquire a 70% interest in the claims. Pursuant to the option, Resolve made cash payments to the Company of $20,000 and issued 150,000 Resolve shares.

On July 24, 2005, the Company sold 100% of its interest in these claims to Resolve for a further cash payment of $65,000 and an additional 500,000 common shares of Resolve. The Company will retain a three percent net smelter royalty on these claims.

Referendum claims, British Columbia, Canada - On February 14, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Referendum gold-copper property, consisting of 15 mineral claims covering approximately 850 hectares in the Nelson mining division in British Columbia, Canada.

The Company terminated its option on the Referendum claims on August 5, 2005.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005

Unaudited - Prepared by management

3.  SHARE CAPITAL

The Company has authorized share capital of an unlimited number of common voting shares without par value. Issued share capital is as follows:

                                    2005

                                                                                 2004

                   Number                                          Amount                                         Number                                       Amount

Balance, beginning of period

13,417,616

$                  4,931,283

13,167,616

$       4,879,083

Shares issued for cash and other:

Private placements

  5,937,500                                          760,530

     250,000

              62,500

Property option payments

     100,000                                             14,000

                -

                       -

Share issue costs

       10,875                                         (131,844)

                -

            (10,300)

Future income taxes on expenditures

renounced to shareholders

                  -

                        (22,263)

                                 -

                                       -

Balance, end of period                                                                       19,465,991

$                   5,551,706

13,417,616

 $      4,931,283

Short form offering - On May 16, 2005, the Company issued 4,336,500 units at $0.12 per unit for gross proceeds of $520,380. Each unit consisted of one common share and ½ common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.18 until May 16, 2006. The agent received a commission of $52,038 and an option to acquire 520,380 units at $0.12 per unit until May 16, 2006. The Company has recognized the fair value of the agent's options as a share issue cost.

Private placements - On March 24, 2005, the Company issued 1,200,000 units at $0.15 per unit for gross proceeds of $180,000 under a brokered private placement. Each unit consisted of one common share and ½ common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 until March 24, 2006. The agents received fees and commissions of $15,400, 10,875 shares and 190,875 warrants exercisable at $0.15 until March 24, 2006. The Company has recognized the fair value of the agents' warrants as a share issue cost.

On March 10, 2005 the Company issued 401,000 units at $0.15 per unit for gross proceeds of $60,150 under a non-brokered private placement. Each unit consisted of one common share and ½ common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 until March 10, 2006.

Stock-based compensation - The Company uses the Black-Scholes option pricing model to value agents' options and warrants issued. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculations, the following weighted-average assumptions were used:

Risk free interest rate

3.0%

Expected dividend yield

0%

Expected stock price volatility

88%

Expected life

1 year

During the nine months ended September 30, 2005, the weighted-average grant-date fair value of agents' options and warrants issued was $0.03.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005

Unaudited - Prepared by management

3.  SHARE CAPITAL (continued)

Total stock-based compensation in respect of agents' options and warrants issued for the nine months ended September 30, 2005 was $31,513, and this amount has been included in share issue costs.

Warrants - The Company has stock purchase warrants outstanding as follows:

                  Outstanding

                                                        Outstanding

Exercise

                  December 31,

                                                         September 30,

Price

                      2004                              Issued                          (Expired)

                                                    2005                                      Expiry date

$0.28

2,431,800                                           -                      (2,431,800)                                                   -

                             April 30, 2005

$0.25

   162,500                                           -                                       -                                        162,500

                    December 30, 2005

$0.20

               -

         200,500

   -                                        200,500

                          March 10, 2006

$0.20

               -

         600,000

   -                                        600,000

                          March 24, 2006

$0.15

               -

         190,875

   -                                        190,875

                          March 24, 2006

$0.18

               -

      2,168,250

   -                                     2,168,250

                             May 16, 2006

2,594,300                             3,159,625                      (2,431,800)                                    3,322,125

4.  CONTRIBUTED SURPLUS

             2005                                           2004

Balance - beginning of period

$                    112,000

112,000

Add: stock-based compensation

83,775                                               -

Balance - end of period

$                    195,775

112,000

5.  STOCK OPTION PLAN

The changes in stock options for the period ended September 30, 2005 were as follows:

                       Weighted Average

                  Options

                         Exercise Price

Outstanding, beginning of period

1,305,000

$

0.29

Cancelled during the period

(140,000)

0.30

Granted during the period

   635,000

                0.12

Outstanding, end of period

1,800,000

$

0.23

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005

Unaudited - Prepared by management

5.  STOCK OPTION PLAN (continued)

The following table summarizes the stock options outstanding and exercisable at September 30, 2005:

Weighted Average

Exercise Price

Number Outstanding

Remaining

Weighted Average

Per Share

At September 30, 2005

 Contractual life

Exercise Price

$0.30 - 0.28

1,165,000                                       2.58 years                         $

                0.29

$0.12

635,000                                       4.80 years                         $         0.12

$0.30 - 0.12

1,800,000                                       3.22 years                          $         0.23

The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculations, the following weighted-average assumptions were used:

Risk free interest rate

3.28%

Expected dividend yield

0%

Expected stock price volatility

120%

Expected life

4.06 years

During the nine months ended September 30, 2005, the weighted-average grant-date fair value of options granted was $0.08.

Total stock-based compensation in respect of stock options granted for the nine months ended September 30, 2005 was $52,262, and was recorded as an expense in the statement of earnings and deficit.

6.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $47,435 from a law firm of which a director is a principal. Accounts payable includes $9,284 due to the law firm.

The Company incurred management fees of $81,000 and equipment rental charges of $7,547 from a company owned by a director.

The Company incurred management fees of $22,500 from a company owned by a director.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005

Unaudited - Prepared by management

7.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the Provinces of British Columbia, Ontario and Quebec.

8.  SUBSEQUENT EVENTS

On October 18, 2005, the Company closed a private placement of 650,000 Units at $0.12 per Unit, which raised gross proceeds of $78,000. Each Unit consists of one share of the Company and one-half of a one-year share purchase warrant. Each full warrant will entitle the holder to the purchase of an additional share of the Company for $0.18 on or before October 18, 2006.

ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS - INTERIM

DATED NOVEMBER 10, 2005

This Interim MD & A is intended to cover the Company's fiscal quarter from June 30, 2005  to September 30, 2005 - and the period to November 10, 2005.  It is to be read in conjunction with the Company's amended Management Discussion and Analysis dated April 28, 2005, the audited financial statements of the Company prepared to December 31, 2004.

1.

Overall Performance

Michaud, Ontario property

The Company has conducted no further work on the Michaud joint venture property - nor has it obtained any more information with respect to the property beyond that which was disclosed in the Company's Management Discussion and Analysis dated May 27, 2005.

Spanish Mountain, British Columbia, property

By a letter option agreement dated July 23, 2005 the Company obtained an option to acquire two groups of 8 mineral claims, each located in close proximity to the other, near Likely, in the Cariboo Mining Division, British Columbia.

The Company, since acquiring the option, completed an initial exploration program on its Spanish Mountain property, in central British Columbia. The Spanish Mountain property is located immediately adjacent to and along strike from Skygold Venture Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture project. In June, 2005, the joint venture released drill results that show intercepts of up to 86.9 metres (285 feet) grading 1.3 grams per tonne gold, and 21.4 meters (70 feet) grading 4.33 grams gold per tonne. Recently on October 11, 2005 the joint venture reported results for an additional eight holes of which seven intersected wide zones of mineralization within a bulk tonnage gold system.  The joint venture's news release reports that gold mineralization has now been expanded to over 700 metres north-south, 300 metres east-west and to a depth of 200 metres, and remains open in all directions.

Acrex has now completed a program of geochemical sampling, prospecting, and reconnaissance mapping on its properties.  During the program a soil geochemical survey was carried out over the northwestern property situated 2.0 km along strike to the northwest of the Skygold/Wildrose drill area.  The survey is expected to define and establish gold trends within a 125 hectare area on the property where previous reconnaissance exploration showed anomalous gold values in soils. Prospecting, stream sediment sampling and reconnaissance mapping was also carried out over the southeastern property located 4.0 km southeast and along strike of the Skygold/Wildrose drill area.  During the recent programs a total of 368 soil and silt samples and 5 rock samples were collected and submitted for analyses.  Results are expected to be available in about 3 weeks.

Government geological maps show that the favorable host rocks to gold mineralization on the Skygold/Wild Rose joint venture property extend across both of Acrex's Spanish Mountain claim groups. Prospecting and reconnaissance mapping completed during the current program confirmed the presence of the favorable host rocks on the southeastern property.

Financing

The Company, in October 2005, closed a 650,000 Unit private placement - at $0.12 per Unit - providing the Company with proceeds of $78,000.  Each Unit included one share of the Company and one-half of a 1-year

2

share purchase Warrant.  A whole Warrant is exercisable until October 18, 2006 to purchase an additional share of the Company for $0.18.

Expenses

The Company's monthly expenses during the quarter ended September 30, 2005 were marginally under $35,000 compared to a monthly average during the 9 months of the current fiscal year of $36,175.

The expenses shown in the accompanying quarterly financial statements - $150,486 - includes a one-time non-cash expense of $45,986 attributable to the deemed expense of options issued by the Company.  The expense was calculated using the Black-Scholes formula referred to in Note 5 to the financial statements.

2.

Results of Operations

Because the Company did not have any operations which produced sales revenues - i.e. did not have any business operations - no meaningful analysis can be done of the Company's operations.

3.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Sept. 30/05	June 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04	March 31/04	Dec. 31/03
(a) Net sales or total revenues	$0.00	$ 0.00	$0.00	$22,680	$0.00	$0.00	$0.00	$ 0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	150,853 0.01	125,456 0.01	95,245 0.01	406,618 0.03	91,395 0.01	109,455 0.02	100,895 0.01	216,904 0.02
(c) Net loss - total - per share undiluted - per share diluted*	149,688 0.01	123,701 0.01	100,635 0.01	409,347 0.03	76,612 0.01	111,473 0.01	104,887 0.01	231,887 0.02

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter - primarily in raising funding or supervising exploration work on its property

4.

Liquidity

At the close of business on September 30, 2005 the Company had net working capital of approximately $464,200.  This represents sufficient funding for the Company to conduct some minor additional exploration work on the Michaud, Ontario and Spanish Mountain, British Columbia properties - but nothing of significance.  If the Company decides to undertake major exploration programmes on its properties additional funding will be required.  Some of this can be anticipated to come from the exercise of outstanding share purchase warrants and share purchase options - although the

3

amounts that might be received from such exercises is not determinable at this time.   The Company has no financial commitments other than to pay its monthly general and administrative expenses.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year - except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell - in payment for Mr. Powell's management of the Company;  and $839 per month for the rental of computer and other equipment;

(b)

Frank Lang is paid a monthly director's fee of $2,500;

(c)

Carl Jonsson is a principal in the law firm which acts as the Company's Solicitors - and accordingly receives a benefit from the fees paid to the law firm for legal services rendered;

(d)

The Company, in October, granted to a non-executive Director, in recognition of additional services that he had provided to the Company, an additional option on 100,000 shares exercisable at $0.12 per share.

6.

Other MD & A Requirements

(a)

Additional information relating to the Company - including the Company's most recent Annual Information Form - being the Form 20F filed by the Company with the United States Securities and Exchange Commission, dated April 27, 2005;  and the Company's Management Discussion and Analysis covering previous periods;  and its Short Form Offering Document dated April 29, 2005 have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for quarter ending September 30, 2005 and for 2004 fiscal year:

	Quarter ending Sept. 30/05 $	2004 $
Assays Consulting Core facility Drilling Field vehicles Lodging Surveying and linecutting Travel Other Support	5,442 9,606 - 43,401 - - 6,175 - 6,317 242	27,517 70,461 2,200 272,643 2,750 - 495 - - 76,246
Totals:	$71,183	$452,312

(B)

General and administration expenses.

Breakdown of general and administration expenses for quarter ending September 30, 2005 and for 2004 fiscal year:

4

	Quarter ending Sept. 30/05 $	2004 $

Accounting

Business investigation costs

Consulting

Filing fees

Insurance

Investor relations

Legal

Management fees

Office and general

Promotion and travel

Rent

Transfer agent fees

Advertising

Finance Fee

	2,500 - 26,879 - 738 32 6,963 34,500 8,377 17,317 1,280 3,660 2,621 -	35,700 - 9,202 6,244 500 23,677 51,793 138,000 40,700 31,199 12,502 7,888 41,213 8,000
Totals:	104,867	$406,618

(c)

Outstanding share data:

(i)

The Company has 20,115,991 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has share purchase options outstanding entitling the purchase of:

-

600,000 shares of the Company exercisable at $0.30 per share before June 3, 2007

-

565,000 shares of the Company exercisable at $0.28 per share before

November 4, 2008

-

635,000 shares of the Company exercisable at $0.12 per share before July 7, 2010 so that there are now options outstanding on 1,800,000 shares.

(iii)

The Company has share purchase warrants outstanding entitling the purchase of:

-

162,500 shares until December 30, 2005 at $0.25 per share

-

200,500 shares until March 6, 2006 at $0.20 per share

-

190,875 shares until March 24, 2006 at $0.15 per share

-

600,000 shares until March 24, 2006 at $0.20 per share

-

2,168,250 shares until May 16, 2006 at $0.18 per share

3,322,125

(iv)

The Company has outstanding options entitling the holders to purchase up to 520,380 Units, for $0.12 per Unit, each Unit consisting of 1 share of the Company and a one-half share purchase warrant expiring May 16, 2006.  A whole warrant can be exercised to purchase an additional share of the Company at a price of $0.18 per share.